CNX Midstream Partners LP

CNX Center, 1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

March 22, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director

Officers of Consumer Products

Re:	CNX Midstream Partners LP

Registration Statement on Form S-3

File No. 333-218055

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of CNX Midstream Partners LP (the “Registrant”) so that it will become effective at 4:00 p.m., Eastern Time, on March 26, 2018, or as soon thereafter as practicable.

The Registrant hereby acknowledges the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Bill Finnegan of Latham & Watkins LLP, our counsel, at (713) 546-7410 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

CNX MIDSTREAM PARTNERS LP

By:	CNX Midstream GP LLC its General Partner

By:	/s/ Donald W. Rush
Name:	Donald W. Rush
Title:	Chief Financial Officer and Director

cc:	William N. Finnegan IV, Latham & Watkins LLP

Nick S. Dhesi, Latham & Watkins LLP